PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2020

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Pershing LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pershing LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
February 25, 2021

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2020

(Dollars in millions)

Assets

Cash and cash equivalents	$	302
Cash and qualified securities segregated for regulatory purposes (cash of $3,166 and qualified securities with a contract value of $5,958)		9,124
Collateralized financing agreements:		
Securities borrowed		8,889
Securities purchased under agreements to resell		1,171
Receivables:		
Customers		12,947
Broker-dealers and clearing organizations		2,794
Affiliates		216
Intangible assets		5
Financial instruments owned, at fair value		113
Other assets		665
Total assets	$	36,226

Liabilities and Member's Equity

Liabilities:		
Overdrafts payable	$	350
Collateralized financing agreements:		
Securities loaned		1,029
Securities sold under agreements to repurchase		5,470
Payables:		
Customers		22,276
Broker-dealers and clearing organizations		2,894
Affiliates		200
Financial instruments sold, not yet purchased, at fair value		1
Accounts payable, accrued expenses and other		522
Total liabilities		32,742
Member's equity:		
Member's contributions		1,013
Accumulated earnings		2,471
Total member's equity		3,484
Total liabilities and member's equity	$	36,226

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Pershing LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Group LLC (the Parent), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in fully disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. (NYSE), Financial Industry Regulatory Authority (FINRA), Chicago Board of Options Exchange, Inc., Securities Investor Protection Corporation (SIPC), and other regional exchanges.

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying footnotes. Management believes that the estimates utilized in the statement of financial condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

(b) Cash and Qualified Securities Segregated for Regulatory Purposes

The Company defines cash and qualified securities segregated for regulatory purposes as deposits of cash or qualified securities that have been segregated in special reserve bank accounts for the benefit of customers and the proprietary accounts of brokers (PAB) under Rule 15c3-3 of the SEC. Restricted cash consists of excess client funds and totaled $3.2 billion at December 31, 2020. Restricted cash is included in Cash and qualified securities segregated for regulatory purposes on the statement of financial condition.

(c) Collateralized Financing Agreements

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash or other collateral with the lender. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned.

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as collateralized financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms

from overnight up to three months. The Company nets certain repurchase agreements and resale agreements in the statement of financial condition in accordance with Accounting Standards Codification (ASC) Subtopic 210-20, *Balance Sheet Offsetting.*

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

On January 1, 2020, the Company adopted *ASU 2016-13, Financial Instruments –Credit Losses* ("CECL"). Under CECL, the Company has elected to use the collateral maintenance provision practical expedient for its collateralized financing agreements. Collateralized financing agreements are reported net of the expected credit losses, which was not material at December 31, 2020.

(d) Receivables and Payables – Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), deposits with clearing organizations and the Company's introducing brokers' margin loans. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

On January 1, 2020, the Company adopted CECL. Under CECL, the Company has elected to use the collateral maintenance provision practical expedient for its margin loans. Margin loans are reported net of the expected credit losses, which was $102 thousand at December 31, 2020.

(e) Revenue Recognition

The Company's clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $168.9 million at December 31, 2020. An allowance is maintained for accounts receivables which is generally based on the number of days outstanding. On January 1, 2020, the Company adopted CECL. Under CECL, a provision of $34 thousand was recorded as of December 31, 2020. Receivables from customers are included in other assets on the statement of financial condition

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $7.4 million at December 31, 2020. Accrued revenues recorded as contract assets are usually billed on an annual basis. There were no impairments recorded on contract assets in 2020. Contract assets are included in other assets on the statement of financial condition.

(continued)

Contract liabilities represent payments received in advance of providing services under certain contracts were $7.7 million at December 31, 2020. Contract liabilities are included in accounts payable, accrued expenses and other on the statement of financial condition.

Changes in contract assets and liabilities primarily relate to either party's performance under the contracts.

(f)   Fair Value of Financial Instruments Owned and Sold

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value. See Note 5 to statement of financial condition for disclosures with respect to ASC Topic 820.

(g)   Fixed Assets and Intangibles

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other nonqualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is generally 15 years from the date of acquisition and are assessed for impairment indicators pursuant to the provision of ASC Topic 350, *Intangibles – Goodwill and Other*, and ASC Topic 360, *Property, Plant & Equipment.*

(h)   Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally two business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

(i)   Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for this plan in accordance with ASC Topic 718, *Compensation – Stock Compensation,* and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

As of December 31, 2020, $23.5 million of total unrecognized compensation cost related to nonvested restricted stock is expected to be recognized over a period of approximately zero to four years.

(continued)

(j) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions, including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of the assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(k) *Leases*

We determine if an arrangement is a lease at inception. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date or at lease modification date for certain lease modifications. For all leases, we use a rate that represents a collateralized incremental borrowing rate based on similar terms and information available at lease commencement date or at the modification date for certain lease modifications in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable.

For all leases, we have elected to account for the contractual lease and non-lease components as a single lease component and include in the calculation of the lease liability.

(continued)

(3) Accounting Changes and New Accounting Guidance

(a) Recently Adopted Accounting Standard

The following Accounting Standard Update ("ASU") issued by the FASB was adopted by the Company in 2020.

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost including cash, regulated cash and securities, certain receivables and certain off-balance sheet credit exposures.

The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application. The Company adopted the new standard on January 1, 2020. The Company has developed expected credit loss models and approaches that include consideration of multiple forecast scenarios and other methodologies. The impact to the Company was $312 thousand at December 31, 2020.

(4) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations include the following (dollars in millions):

Receivables:		
Brokers and dealers	$	1,928
Securities failed to deliver		358
Clearing organizations		508
Total receivables	$	2,794
Payables:		
Brokers and dealers	$	2,520
Securities failed to receive		374
Total payables	$	2,894

(5) Financial Instruments

ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

(continued)

As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1   Quoted market prices in active markets for identical assets or liabilities.

Level2   Observable market based inputs or unobservable inputs that are derived from or corroborated by market data.

Level 3   Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 comprises financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2020.

(continued)

In determining the appropriate levels, the Company performed an analysis of the assets and liabilities that are subject to ASC Topic 820. The following tables present the financial instruments carried at fair value as of December 31, 2020 (dollars in millions):

| | Assets at fair value as of December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Money market funds	$ 94	—	—	94
Derivatives - foreign exchange	—	19	—	19
Total assets at fair value	$ 94	19	—	113

| | Liabilities at fair value as of December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased				
Equity instruments	$ 1	—	—	1
Total liabilities at fair value	$ 1	—	—	1

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The fair values of the other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

(continued)

The table below presents the carrying value and fair value of Pershing LLC's financial instruments which are not carried at fair value (dollars in millions). The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non-financial assets and liabilities.

		December 31, 2020			
	Level 1	Level 2	Level 3	Estimated fair value	Carrying value
Summary of financial instruments:					
Assets:					
Cash and cash equivalents	$ 302	—	—	302	302
Cash and qualified securities segregated for regulatory purposes	3,166	5,958	—	9,124	9,124
Securities borrowed	—	8,889	—	8,889	8,889
Securities purchased under agreements to resell	—	1,171	—	1,171	1,171
Receivables from customers	—	12,947	—	12,947	12,947
Receivables from broker-dealers and clearing organizations	—	2,794	—	2,794	2,794
Due from affiliates	—	216	—	216	216
Other assets	—	665	—	665	665
Total	$ 3,468	32,640	—	36,108	36,108
Liabilities:					
Overdrafts payable	$ —	350	—	350	350
Securities loaned	—	1,029	—	1,029	1,029
Securities sold under agreements to repurchase	—	5,470	—	5,470	5,470
Payables to customers	—	22,276	—	22,276	22,276
Payables to broker-dealers and clearing organizations	—	2,894	—	2,894	2,894
Due to affiliates	—	200	—	200	200
Accounts payable, accrued expenses other	—	522	—	522	522
Total	$ —	32,741	—	32,741	32,741

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

(continued)

Offsetting Assets and Liabilities

The following table presents financial instruments that are either subject to an enforceable netting agreement or offset by collateral arrangements. There were no financial instruments subject to a netting agreement for which the Company is not currently netting (dollars in millions).

Financial assets subject to enforceable master netting agreements

December 31, 2020	Gross assets recognized	Gross amounts offset in the statement of financial condition	Net assets recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Cash collateral received	Net amount
Securities borrowed	$ 8,889	—	8,889	8,663	—	226
Securities purchased under agreements to resell (2)	7,353	224	7,129	7,114	—	15
Total financial assets subject to enforceable master netting agreement	$ 16,242	224	16,018	15,777	—	241

Financial liabilities subject to enforceable master netting agreements

	Gross liabilities recognized	Gross amounts offset in the statement of financial condition	Net liabilities recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Cash collateral pledged	Net amount
Securities loaned	$ 1,029	—	1,029	978	—	51
Securities sold under agreements to repurchase	5,694	224	5,470	5,470	—	—
Total financial liabilities subject to enforceable master netting agreement	$ 6,723	224	6,499	6,448	—	51

(1) The total amount reported in financial instruments is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

(2) Including qualified securities with a contract value of $5,958 recognized on the statement of financial condition.

(continued)

Repurchase Agreements and Securities Lending

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings at December 31, 2020

(in millions)	Overnight and continuous	Up to 30 days	30 days or more	Total
Repurchase agreements:				
U.S. Treasury	$ 1,440	$ —	$ —	$ 1,440
U.S. Government agencies	4	—	—	4
State and political subdivisions	66	40	865	971
AgencyRMBS	342	—	79	421
Non-agency RMBS	—	10	8	18
Non-agency commercial MBS	—	11	6	17
Commercial papper/CDs	7	—	124	131
Corporate bonds	190	218	1,436	1,844
Equity securities	—	21	827	848
Total repurchase agreements	$ 2,049	$ 300	$ 3,345	$ 5,694
Securities Lending:				
U.S. Treasury	$ 11	$ —	$ —	$ 11
AgencyRMBS	161	—	—	161
Agency commercial MBS	20	—	—	20
Corporate bonds	21	—	—	21
Equity securities	816	—	—	816
Total securities loaned	$ 1,029	$ —	$ —	$ 1,029
Total borrowings	$ 3,078	$ 300	$ 3,345	$ 6,723

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty, thereby decreasing the amount of assets available for other liquidity needs that may arise.

As of December 31, 2020, the Company has $100 million of collateral related to repurchase agreements that had remaining contractual maturities that exceeded 90 days.

(continued)

(6) Fixed Assets

Fixed assets are included in other assets on the statement of financial condition and consists of the following (dollars in millions):

Capitalized software	$	270
Leasehold improvements		38
Computer software		29
Computer equipment		10
Other		82
Total		429
Less accumulated depreciation		(299)
Total fixed assets, net	$	130

(7) Leasing

The Company has non-cancelable operating leases for office space that expire on various dates through 2037, some of which include options to extend or terminate the lease.

The following table presents the statement of financial condition information related to operating leases.

Statement of financial condition information	December 31, 2020
(dollar in thousands)	Operating leases
Right-of-use assets *(a)*	$ 167.1
Lease liability *(b)*	$ 194.0
Weighted average:	
Remaining lease term	15.2 year
Discount rate *(annualized)*	2.40%

(a) Included in other assets on the statement of financial condition.

(b) Operating lease liabilities are included in accounts payable, accrued expenses and other on the statement of financial condition.

(continued)

The following table presents cash flow information related to leases.

Cash flow information	Year-to-Date eneded	
(in millions)	December 31, 2020	
Cash paid for amounts included in measurement of liabilities:		
Operating cash flows from finance leases	$	–
Operating cash flows from operating leases		18.4
Financing cash flows from finance leases		–

The following table presents the maturities of lease liabilities.

Maturities of lease liabilities	Operating	
(in millions)	leases	
For the year ended December 31		
2021		10.0
2022		7.9
2023		15.4
2024		15.4
2025		15.4
Thereafter		172.1
Total lease payments		236.2
Less: Imputed interest		42.2
Total	$	194.0

(8) Third Party Bank Loans and Lines of Credit

The Company has $350 million in uncommitted lines of credit with non-affiliated banks as of December 31, 2020. There were no borrowings against these lines of credit at December 31, 2020. Interest on such borrowings is determined at the time each loan is initiated.

(9) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $18.4 million and a gross deferred tax liability of $33.7 million at December 31, 2020. The deferred tax asset is primarily attributable to stock compensation, while the deferred tax liability is primarily attributable to internally developed software. The net deferred tax liability is $15.3 million. The Company has not recorded a valuation allowance because the Company believes it is more likely than not that the deferred tax assets will be realized.

Federal and state taxes payable due to BNY Mellon of $26.3 million and $3.9 million, respectively, are included in affiliate payables on the statement of financial condition. State taxes receivable of $2.9 million are included in other assets on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2016. The New York State and New York City income tax returns are closed to examination through 2014. The Company's New Jersey income returns are closed to examination through 2014.

(10) Related Party Transactions

The Company provides clearing, sales and trading, and brokerage related services to indirect wholly owned subsidiaries of BNY Mellon. Balances due from/to these affiliates related to these services were approximately $216.1 million and $61.3 million, respectively. They are included in receivables from affiliates and payables to affiliates, respectively, on the statement of financial condition. The Company had securities failed to deliver of $23.4 million and securities failed to receive of $63.0 million with affiliates. They are included in receivables from broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations, respectively, on the statement of financial condition.

The Company has $5.6 billion of unsecured loan facilities with the Parent. At December 31, 2020, there were no borrowings against the loan facilities. The Company also has loan agreements with two affiliates. At December 31, 2020, there were borrowings against the loans of approximately $36 million, which are included in payables to affiliates.

Balances due to BNY Mellon for taxes, payroll, technology and leased equipment were $102.5 million and are included in payables to affiliates on the statement of financial condition. The Company maintains a collateralized financing arrangement with an affiliate associated with repurchase agreements, with the maximum facility of $200 million. At December 31, 2020, the Company did not have any affiliated repurchase agreement transactions. At December 31, 2020, the Company had not entered into securities lending agreements with another affiliate.

For the year ended December 31, 2020, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate.

Additionally, the Company contracts through certain related parties acting in their role as agents to facilitate transactions between the Company and certain principal third parties for securities borrowed and tri-party repurchase or reverse repurchase transactions. Any risk assumed in these transactions is solely between the principal third parties and the Company.

(11) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management.

(12) Pledged Assets and Guarantees

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. At December 31, 2020, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $46,510 million and the fair value of the

(continued)

portion that had been sold or repledged was $25,243 million. The details of these sources and the uses of collateral are noted in the below tables (dollars in millions).

Source of available collateral– received, borrowed or owned:		
Financial instruments owned, at fair value	$	93
Securities borrowed		8,704
Securities purchased under agreements to resell		7,338
Margin securities available to sell or re-pledge		30,375
Total source of collateral	$	46,510

Use of available collateral – re-pledged, loaned or sold:		
Financial instruments sold, not yet purchased, at fair value	$	1
Securities loaned		978
Securities sold under agreements to repurchase		5,955
Pledged to clearing corporations		1,435
Short sale covering		10,932
Qualified securities segregated for regulatory purposes		5,942
Total use of collateral	$	25,243

The Company also conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. At December 31, 2020, the fair value of the securities borrowed under this program was $118 million and is included in securities borrowed and securities loaned on the statement of financial condition and included in the table above.

Obligations under Guarantees

The Company applies the disclosure and recognition requirements for guarantees in accordance with ASC Topic 460, *Guarantees*, whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the

(continued)

contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(13) Commitments and Contingences

As of December 31, 2020, the Company had commitments with twenty clients to lend a maximum total of $1,154 million for various terms. These commitments consisted of outstanding loans of $1,081 million, and unfunded commitments totaling $73 million.

The Company is involved in various legal proceedings arising in connection with the Company's business activities. Based on currently available information and the advice of counsel, the Company believes that the aggregate results of all such proceedings will not have a material adverse effect on the Company's financial condition. The Company intends to defend itself vigorously against all claims asserted against it. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and settlements for which loss contingencies are both probable and estimable. The Company will continue to monitor all such matters and will adjust the reserve amounts as appropriate.

Matters Related to R. Allen Stanford

In late December 2005, Pershing LLC ("Pershing") became a clearing firm for Stanford Group Co. ("SGC"), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford ("Stanford"). Stanford International Bank, also controlled by Stanford, issued certificates of deposit ("CDs"). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. After dismissals, three lawsuits remain against Pershing in Louisiana and New Jersey federal courts, which were filed in January 2010, October 2015 and May 2016. The purchasers allege that Pershing, as SGC's clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior actions brought against Pershing. All the cases that have been brought in federal court against Pershing and the case brought against The Bank of New York Mellon have been consolidated in Texas federal court for discovery purposes. In July 2020, after being enjoined from pursuing claims before the Financial Industry Regulatory Authority, Inc. ("FINRA"), an investment firm filed an action against Pershing in Texas federal court. FINRA arbitration proceedings also have been initiated by alleged purchasers asserting similar claims.

(14) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 and has elected to use the alternative method of computing regulatory net capital requirements provided for in that Rule. Under the alternative method, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5 million, whichever is greater. At December 31, 2020, the Company's regulatory net capital of approximately $2.8 billion was 17.35% of aggregate debit items and in excess of the minimum requirement by approximately $2.46 billion.

Advances to affiliates, repayment of borrowings, dividend payments to Parent and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable qualified securities for the exclusive benefit of customers. At December 31, 2020, the Company had approximately $8.4 billion of cash and acceptable qualified securities on deposit in such accounts.

As a clearing broker, the Company is required to compute a reserve requirement for the proprietary accounts of broker-dealers (the PAB Reserve Formula). As of December 31, 2020, the Company had approximately $730 million of cash deposits and acceptable qualified securities in accounts designated for the exclusive benefit of PAB pursuant to Rule 15c3-3 of the SEC.

(15) Financial Instruments and Related Risks

(a)   Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to both on and off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the collateral is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

(b)   *Credit Risk*

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

(c)   *Market Risk*

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(d)   *Operational Risk*

In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction

(continued)

processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or the other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as damage to our reputation.

(e)   Financial Instruments with Off-Balance-Sheet Risk

The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments may include forward foreign exchange contracts that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates.

(f)   Impact of coronavirus pandemic on our business

The coronavirus pandemic has had a significant effect on the global macroeconomic environment. Since March 2020, the vast majority of our employees have worked from home. They have been fully operational with minimal disruption to servicing our clients. Market volatility associated with the performance of global equity and fixed income markets and lower interest rates has had, and may continue to have, an impact on our business.

The significant increases in market volatility also resulted in increased client activity. However, the heightened volumes and volatility experienced in the first quarter of 2020 declined over the remainder of 2020. Given the decrease in short-term interest rates, there was a significant increase in money market mutual fund fees that were waived, which reduced fee revenue. It is difficult to forecast the impact of the coronavirus, together with related public health measures, on our results with certainty because so much depends on how the health crisis evolves, its impact on the global economy as well as actions taken by central banks and governments to support the economy and the availability, use and effectiveness of vaccines.

(16) Subsequent Events

The Company has evaluated subsequent events from December 31, 2020 through February 25, 2021, the date the Company's financial statements are available to be issued.

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Securities Investor Protection Corporation (SIPC)

Form SIPC-7

December 31, 2020

(With Report of Independent Registered Accounting Firm on

Applying Agreed-Upon Procedures Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Board of Managers
Pershing LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020, which were agreed to by Pershing LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 25, 2021

PERSHING LLC
Schedule of General Assessment Reconciliation
for the Year Ended Decemeber 31, 2020

Total revenue		$ 1,947,275,208
Additions		
Interest and dividend expense		31,598,306
Total additions		31,598,306
Deductions:		
(i) Total interest and dividend expense, but		
not in excess of total interest earned and		
dividend income	$ 109,434,998	
(ii) 40% of interest earned on customers securities accounts	94,205,682	
Greater of line (i) or (ii)		109,434,998
Total deductions		109,434,998
SIPC Net Operating Revenues		1,869,438,516
General Assessment @ .0015		2,804,158
Less payment made with SIPC-6 filed (exclude interest)		1,496,247
Less prior overpayment applied		-
Assessment balance due or (overpayment)		1,307,911

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Compliance Report

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)


Pershing LLC Compliance Report

Pershing LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d) (1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the period January 1, 2020 to December 31, 2020;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Pershing LLC

I, David R. Hopkins, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _David Hopkins_

Title: Chief Financial Officer

February 25, 2021



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Pershing LLC:

We have examined the statements made by Pershing LLC. (the Company), included in the accompanying Pershing LLC Compliance Report,, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2020; (2) the Company's internal control over compliance was effective as of December 31, 2020; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Customer Account Statements Rule (FINRA Rule 2231) of the Financial Industry Regulatory Authority rulebook that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

KPMG LLP

New York, New York
February 25, 2021



February 26, 2021

FINRA
Re: 2020 EDGAR submission

To Whom It May Concern:

This letter is confirmation that based on the Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns dated April 2020, the Company, Pershing LLC, is submitting the annual Form X-17A-5 Part III filing without notarization.

Very truly yours,

Frank P Mutterer Digitally signed by Frank P Mutterer Date: 2021.02.25 16:19:33 -05'00'

Frank Mutterer, *Controller*
Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399
USA